June 8, 2012

Via E-mail

Terence O’Brien, Branch Chief

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549-4631

RE:	Blount International, Inc.
Form 10-K
Filed March 13, 2012
File No. 1-11549

Dear Mr. O’Brien:

Thank you for your comment letter dated May 21, 2012 regarding the above referenced Form 10-K and also our Form 10-Q for the period ended March 31, 2012. We appreciate your assistance with improving our disclosures and financial reporting. For your convenience, we have set forth your comments in bold type face below and have added our responses and explanatory comments beneath each item. The numbering of the paragraphs below corresponds to the numbering of your original comments.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis, page 18

Operating Results, page 22

1.	We note from page 67 that foreign pre-tax income has been decreasing whereas domestic pre-tax income has been increasing. Please explain why in your response letter and in future filings.

Response: In future filings we will include discussion of the trends and shifts in foreign versus domestic pre-tax income. An explanation of the fluctuations in 2009, 2010, and 2011 is provided below.

Income from continuing operations before income taxes was as follows:

	Year Ended December 31,
(Amounts in thousands)	2011	2010	2009
Income before income taxes:
Domestic	$50,357	$27,521	$2,383
Foreign	24,593	25,090	27,883

Total	$74,950	$52,611	$30,266

The income before income taxes at most of our foreign locations is affected by international transfer pricing regulations which require that many of our foreign locations report a consistent level of taxable income from operations, notwithstanding the level of domestic income before taxes. Therefore, our foreign based income before income taxes is fairly stable over time, as shown in the table above. Foreign profitability in 2009 was increased by a gain of $2.7 million recognized on the sale of our former European headquarters and distribution center land and building located in Belgium. Foreign based income before income taxes in 2011 was reduced by book losses totaling $5.6 million recognized at our recently acquired foreign operations of KOX and PBL. These acquired businesses reported pre-tax book losses in 2011, primarily due to purchase accounting effects, which are treated differently for income tax purposes.

The low domestic income before taxes in 2009 reflects the effects of the global downturn in the economy that drove reduced demand for our products and reduced revenue and profitability for that year on a consolidated basis. Due to the requirements of international transfer pricing, the reduction in profitability was not allocated proportionately to our foreign operations. In addition, we incurred $6.1 in domestic expense for the permanent closure of our Milan TN facility and severance related to a reduction in staff at other domestic locations. Domestic income before income taxes in 2009 was further reduced by $8.6 million related to the settlement of a litigation matter, refinancing costs, and CEO transition costs.

In 2010, domestic income before income taxes increased due to the increase in our consolidated profitability as our end markets began to recover and both unit sales and production volumes increased. This improvement in overall profitability had minimal effect on foreign income before income taxes due to the transfer pricing requirements described above. The absence of the non-recurring domestic charges in 2009 described above further contributed to the improved 2010 pretax profit of our domestic operations.

Domestic income before income taxes in 2011 increased from 2010 as the market recovery continued from the 2009 economic downturn and our consolidated income before income taxes increased. Additionally, domestic pretax profit increased in 2011 due to a $6.9 million reduction in domestic interest expense, and the accretive impact of our acquisitions of SpeeCo and Woods/TISCO, which added $6.9 million of incremental domestic income before income taxes compared to 2010.

Critical Accounting Policies and Estimates, page 39

2.	We have made the following observations based on information in the Retirement Plans footnote:

•	The $37,491 pension actuarial loss (page 73) is material to your 2011 other comprehensive loss;

•	The $32,255 of actuarial losses (page 69) materially impacted the funded status of your pension plans, and

•	The $5,703 actual return on plan assets (page 69) decreased significantly in 2011 and adversely impacted the funded status of your pension plans.

Since plan contributions are material to operating cash flows and liquidity, and since the $5,127 pension expense (page 73) is 10% of 2011 net income, in future filings, please disclose in MD&A any factors that materially impacted the funded status of your plans and/or OCI for each period presented. The expected future impact of these material factors should also be disclosed in MD&A, such as a potential decrease in the assumed return on plan assets. The existing critical account pension disclosure on pages 40-41 do not explain the adverse results that occurred in 2011.

Response: In future filings we will expand our disclosures about the material factors affecting the funded status of our pension plans and OCI for each period presented, and the expected future impact of these material factors on both funding and expense for these plans.

Note 2: Acquisitions, page 56

3.	We note from page 59 that SpeeCo’s operating income for the twelve months ended July 31, 2010 was $8,174. Please provide us your significance tests pursuant to Rule 3-05 of Regulation S-X.

Response: We acquired SpeeCo in August 2010. We performed our three significance tests for the SpeeCo acquisition using the most recent annual reporting period, which was as of and for the year ended December 31, 2009. We compared the total purchase price to Blount’s total assets; the total assets of SpeeCo to Blount’s total assets; and SpeeCo’s income before income taxes to Blount’s income before income taxes. For the income test, we used Blount’s 2009 income before taxes, before the restatement for discontinued operations that resulted from our sale of Gear Products in September 2010, because the sale of Gear Products had not occurred as of the date of our acquisition of SpeeCo.

As shown in the following table, the acquisition of SpeeCo failed all three significance tests.

	Year Ended December 31, 2009
	SpeeCo	Blount	Percent
		(In 000’s)
Investment compared to total assets	$91,670	$483,566	19.0%
Total assets compared to total assets	61,334	483,566	12.7
Income before income taxes	4,027	31,933	12.6

Schedule II, page 95

4.	We note the inventory reserve critical accounting policy on page 39 and the related discussion on page 9 of the March 31, 2012 Form 10-Q. Please include this reserve activity in Schedule II in future filings.

Response: We are planning to include this reserve activity in Schedule II in future filings.

Form 10-Q for the period ended March 31, 2012

Note 13: Segment Information, page 17

5.	In future periodic filings in the segment footnote or in MD&A, please quantify depreciation and amortization expense by segment, as we note these amounts are material to segment operating results. Refer to Section 501.01 of the FRC.

Response: We will include these disclosures by segment in future filings.

6.	We note your table of goodwill by reportable segment on page 18. Please revise future filings to provide a rollforward of goodwill by reportable segment for the periods presented. Refer to ASC 350-20-50-1.

Response: We will include these disclosures by segment in future filings.

Management’s Discussion and Analysis, page 21

Operating Results, page 21

7.	You state on page 22 that gross margin in the first quarter of 2012 was 27.7% of sales compared to 33.2% in the first quarter of 2011, and that acquisition accounting effects are expected to be $16.0 million for all of 2012, similar to that of 2011. We note that gross margin has steadily declined for the five quarters ended March 31, 2012. On page 23 of the Form 10-K, you state that the decline in gross margin from 33.4% in 2010 to 30.8% in 2011 is primarily the result of the lower average gross margins of acquired businesses and the related acquisition accounting effects. Please revise future filings to address this downward trend and to describe the material factors impacting management’s ability to reverse such trend. An appropriately quantified discussion relating to specific raw materials and specific product lines may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: We will expand our disclosures in future filings to provide additional details and further quantification of the factors affecting our gross margin and the trend of our gross margin over time.

8.	We note the operating loss of $3.7 million for the FRAG segment for the first quarter of 2012, compared to operating income of $1.1 million in the year-ago period. You state on page 24 that higher unit sales volume, including sales of recently acquired businesses, was “more than offset by increased acquisition accounting effects of $2.0 million, increased SG&A expenses of $7.6 million, primarily attributable to SG&A of the recently acquired business, and higher production and sourcing costs associated with supplier problems and the relocation of SpeeCo’s assembly operations from Golden, Colorado to Kansas City, Missouri.” Please tell us and revise future filings as necessary to separately quantify the “higher unit sales volume”, “higher production and sourcing costs” and relocation costs, if known, and to disclose the nature of the supplier problems, including whether you expect such problems to continue to materially impact your operating results, and if so, for how long.

Response: We will enhance our discussion in future filings to include more quantification of such factors. Following is revised disclosure for the first quarter of 2012 with improved quantification of these factors:

The contribution to operating income from the FRAG segment was a loss of $3.7 million in the first quarter of 2012 compared to income of $1.1 million in the first quarter of 2011. Increased gross profit of $7.1 million on higher unit sales volume, including sales of recently acquired businesses, was more than offset by increased acquisition accounting effects of $2.0 million, increased SG&A expenses of $7.6 million, primarily attributable to SG&A of the recently acquired businesses, and higher production and sourcing costs associated with supplier problems and the relocation of SpeeCo’s assembly operations from Golden, Colorado to Kansas City, Missouri. The FRAG results do not include the direct costs identified with the facility closure and restructuring activities, which are included in the Corporate and Other category. The higher production and sourcing costs reported within the FRAG segment results included increased freight charges of $1.9 million, which were incurred to expedite shipments of critical components from vendors as well as deliveries of finished goods to customers. Certain vendors of SpeeCo were temporarily unable to provide components when needed during the first quarter of 2012, which affected our ability to supply products to customers when requested. To respond to these shortages and delivery delays, we elected to incur higher air freight expenses to expedite deliveries in an attempt to maintain customer service levels. We expect these higher freight costs to gradually decrease during the second and third quarters of 2012, and do not expect such higher costs to continue after the third quarter of 2012.

Financial Condition, Liquidity, and Capital Resources, page 25

9.	We note the following regarding your accounts receivables and inventories:

•

You state on page 27 that the increase in accounts receivable reflects “higher sales levels in March 2012 compared with December 2011” and that the increase in inventories reflects “the buildup of components and certain other items in anticipation of the relocation of the SpeeCo assembly operations.” However, we note a decrease in sales of 4.3% from December 31, 2011 to March 31, 2012.

•	Both the $11.5 million receivables buildup and $6.8 million inventory buildup adversely impacted your March 31, 2012 $1.4 million operating cash flow deficit.

•	The percentage of receivables to quarterly revenues increased from 50% at March 31, 2011 to 65% at March 31, 2012

•	The impact of the SpeeCo relocation is not quantified.

•	The increase in accounts receivable of 69% and the increase in inventories of 51% during 2011 far surpassed the increase in sales of 36%.

Therefore, in future filings, please quantify days sales outstanding and inventory turnover, or other similar monitoring measures you may use, and discuss material variances therein. Also, explain to us and disclose in future filings: i) why the receivables ratio increased and address the impact of aging variances and any changes in customer payment terms and in revenue recognition policies in the context of days sales outstanding and ii) the extent to which the SpeeCo relocation impacted the inventory ratio and why an inventory buildup was needed for the relocation.

Response: We will increase our disclosures in future filings to address the issues you raise. Following are answers to your specific questions above.

The increase in receivables and the receivables ratio from December 31, 2011 to March 31, 2012 is primarily due to the timing of sales recognized in the periods immediately preceding the balance sheet dates. In the first bullet above, sales are being compared for the three month period ended March 31, 2012 and the three month period ended December 31, 2011. In our disclosure, we were comparing sales for the individual months of March 2012 and December 2011, which are more closely aligned with the period-end receivables balances. Sales in the month of March 2012 were $6.9 million higher than sales in the month of December 2011. Sales in the second half of the quarter ended March 31, 2012 were $11.6 million higher than were sales in the second half of the quarter ended December 31, 2011. The timing of sales recognition within each quarter, with the proportionate increase in the latter part of the first quarter of 2012 compared with the latter part of the fourth quarter of 2011, had a direct effect on the period-end receivables balances and is largely responsible for the increase in receivables during the first quarter of 2012.

The receivables balance and ratio at March 31, 2012, as compared to March 31, 2011, was affected by the acquisition of Woods/TISCO in 2011. Customer payment terms at Woods/TISCO are aligned with historical industry practices within the farm equipment dealer network in which Woods/TISCO competes. These customer terms are generally longer than those that exist in our forestry, lawn, and garden dealer and distributor network. Excluding the impact of sales and receivables for Woods/TISCO, the ratio of receivables to sales for the period ended March 31, 2012 was 52%, which is comparable to the period ended March 31, 2011. Additionally, in the farm equipment business, it is common industry practice to offer longer payment terms to dealers during late Winter and early Spring in order to encourage them to stock equipment for the peak farm equipment selling season. Woods/TISCO provides a graduated cash discount schedule which encourages early payment, but grants longer payment terms with cash discount levels that decrease over time, as an option for its equipment dealer customers. This long-standing industry practice tends to increase the receivables balance at March 31 compared to other periods of the year, and also contributed to the increase in accounts receivable during the first quarter of 2012.

There were no other significant changes in customer payment terms and there have been no changes in revenue recognition policies.

Regarding the increase in inventory of $6.8 million, most of the buildup in inventory was related to the transition to our new distribution center in Kansas City, Missouri. The new facility will incorporate the operations of our existing Kansas City, Missouri distribution center and the assembly operations and distribution center of SpeeCo formerly located in Golden, Colorado. The physical movement of goods from Golden to Kansas City occurred throughout the first quarter of 2012. The move from the older distribution center to the new distribution center in Kansas City, Missouri began in the first quarter and is expected to be completed by the end of the second quarter of 2012. In anticipation of these two moves, we intentionally increased inventory levels at other Company locations due to the risk of potential intercompany supply delays caused by the transition. Safety stock was placed at these other locations to avoid customer servicing problems due to potential shipping constraints out of the new warehouse. Inefficiencies during the start-up phase at the new distribution center, including hiring new employees and training them, resulted in delays in actual shipping volumes, thus adding to a greater inventory increase than anticipated or planned.

Regarding the final bullet point above, the growth in working capital components is larger than the growth in sales for 2011 primarily because of the acquisitions of KOX, PBL, and Woods/TISCO. KOX was acquired March 1, 2011, PBL August 5, 2011, and Woods/TISCO September 7, 2011. Our year-end consolidated balance sheet includes all of the receivables and inventories of these three acquisitions, whereas our 2011 consolidated statement of income only includes the sales of these entities from the acquisition dates to the end of the year.

We understand and acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional comments or require any additional information.

Best Regards,

/s/ Calvin E. Jenness
Calvin E. Jenness
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Blount International, Inc.

Cc	Jenn Do, Division of Corporation Finance
Al Pavot, Division of Corporation Finance